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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 CEM CORPORATION
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   125165 10 0
                                   -----------
                                  (CUSIP Number)


   Michael J. Collins, 3100 Smith Farm Road, Matthews, NC 28105 (704) 821-7015
   ---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                December 29, 1999
                  ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .




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                                  SCHEDULE 13D

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CUSIP NO. 125165 10 0                        PAGE 2
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--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MICHAEL J. COLLINS
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [  ]
                                                                        (b) [  ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS

        PF, BK
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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        NUMBER OF          7       SOLE VOTING POWER - 477,442
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER - 27,450
     OWNED BY EACH         -----------------------------------------------------
        REPORTING          9       SOLE DISPOSITIVE POWER -  477,442
       PERSON WITH         -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER - 27,450
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        504,892
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.5%
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14      TYPE OF REPORTING PERSON

        IN
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                                                                          Page 3
Preliminary Statement

         This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Statement") filed on October 19, 1999 by Michael
J. Collins (the "Reporting Person") with respect to the shares of Common Stock, $.05 par value per share (the "Common Stock"), of CEM Corporation, a North Carolina corporation (the "Issuer").

Item 3.    Source and Amount of Funds or Other Consideration.

         All shares of Common Stock currently beneficially owned by the Reporting Person were acquired with personal funds. Information set forth in
Item 4 of this Amendment is incorporated herein by reference.

Item 4.    Purpose of Transaction.

         On December 29, 1999, the Reporting Person entered into an Agreement and Plan of Merger (the "Merger Agreement") among the Issuer, the Reporting Person and MJC Acquisition Corporation, a North Carolina corporation (the "Acquisition Corporation"), a newly formed corporation owned by the Reporting Person. The Merger Agreement provides for the merger (the "Merger") of the Acquisition Corporation into the Issuer, and as a result, all shares of Common Stock other than shares held by the Acquisition Corporation will be converted into the right to receive $11.15 in cash. The Merger Agreement has been approved by the Board of Directors of the Issuer, which has also voted to recommend that the shareholders of the Issuer approve the Merger. The Reporting Person contemplates that he will contribute the shares of Common Stock owned by him to the Acquisition Corporation prior to the effective time of the Merger. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated by reference herein.

         The Merger is subject to the approval of the holders of 66 2/3 percent of the outstanding shares of Common Stock. The Merger Agreement requires the Issuer to take all actions reasonably necessary to convene a meeting of its shareholders as soon as reasonably practicable for the purpose of considering and approving the Merger.

         The Merger Agreement provides that upon completion of the Merger, the directors of the Acquisition Corporation and the officers of the Issuer will become, respectively, the directors and officers of the surviving corporation of the Merger.

         On December 28, 1999, the Reporting Person accepted on behalf of the Acquisition Corporation a commitment letter (the "Commitment Letter") from Banc of America Commercial Finance Corporation (the "Bank") to provide up to $21,000,000 in debt financing and $400,000 in equity financing to fund the Merger, including related expenses, and to provide the Issuer a working capital line of credit following the Merger. A copy of the Commitment Letter is filed as
Exhibit 2 hereto and is incorporated by reference herein.

         On December 29, 1999, the Issuer and the Reporting Person issued a press release (the "Press Release") announcing the signing of the Merger Agreement. A copy of the Press Release is filed as Exhibit 3 hereto and is incorporated by reference herein.

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Item 6.    Contracts, Arrangements, Understandings or Relationships With
           Respect to Securities of the Issuer.

         The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

         The Merger Agreement is filed as Exhibit 1 to this Amendment. The Commitment Letter is filed as Exhibit 2 to this Amendment. The Press Release is filed as Exhibit 3 to this Amendment




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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 30, 1999

                                            /s/ Michael J. Collins
                                            --------------------------------
                                                   Michael J. Collins


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                                  EXHIBIT INDEX



      Exhibit                               Document
      -------                               --------

         1 Agreement and Plan of Merger dated December 29, 1999 among Michael J. Collins, MJC Acquisition Corporation and CEM Corporation

         2 Commitment Letter of Banc of America Commercial Finance Corporation dated December 28, 1999 and accepted by Michael J. Collins on December 28, 1999

         3 Press release dated December 29, 1999 issued by CEM Corporation and Michael J. Collins